Mail Stop 3561

April 21, 2006

Ms. Angela Vleck
Vice President
Citigroup Commercial Mortgage Securities Inc.
388 Greenwich Street
New York, New York 10013

Re: **Citigroup Commercial Mortgage Securities Inc.**
     Registration Statement on Form S-3
     Filed March 27, 2006
     File No. 333-132746

Dear Ms. Vleck,

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the prospectus supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

3. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

4. Please revise to either include the information called for by Item 1105 of Regulation AB or provide us with your analysis of why it is not material.

5. We note from page 11 of your base prospectus that some mortgage loans may be secured by liens on real properties located outside of the United States. While we understand that such loans will represent only 10% or less of any related asset pool, as these properties may still have a material effect on cash flows from the asset pool, please provide bracketed language indicating that you will provide any information required by Item 1100(e) of Regulation AB, or advise.

Prospectus Supplement

Cover Page

6. We note from the summary of the prospectus supplement that you intend to use a swap agreement. Please expand your cover page to identify this form of support. See Item 1102(h) of Regulation AB.

Summary of Prospectus Supplement, page S-10

7. The summary section should be just that, a summary. Please revise this section to provide brief and concise information in the summary and to include cross-references, as appropriate, to the detailed discussion in the document. Please refer to Item 503(a) of Regulation S-K and Item 1103(a) of Regulation AB.

8. We encourage you to provide a graphical illustration of the flow of funds and payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued securities. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Description of the Mortgage Pool, page S-93

9. While we note that you plan to provide certain statistical information in the annexes at the back of the prospectus supplement, please revise either this section or the annexes to provide the form of disclosure you will provide and ensure that the graphs and tables you provide include all information required by Item 1111(b)(9) of Regulation AB. Additionally, please confirm for us that your transactions will not include significant obligors or, alternatively, provide bracketed information indicating that you will provide the information required by Item 1112 of Regulation AB, if applicable.

10. While we note from page S-54 that you do not intend to include delinquent assets in this transaction, page 75 of your base prospectus indicates that you may include delinquent assets in future transactions. Accordingly, please revise your prospectus supplement to provide bracketed information illustrating the form of delinquency disclosure you would provide, if applicable. Refer to Items 1111(c) and 1100(b) of Regulation AB.

Pre-Funding Account, page S-96

11. We note you contemplate including a pre-funding account. Please disclose whether any pre-funding amount will exceed 50% of the proceeds of the offering and the duration of the pre-funding period. Refer to Item 1101(c)(3)(ii) of Regulation AB.

Description of the Swap Agreement, page S-259

12. Please revise to provide bracketed language indicating that you will provide all of the information required by Item 1115 with respect to the swap counterparty, if applicable. Additionally, as we note that your base prospectus contemplates the use of third party credit enhancers, revise to provide bracketed language indicating that you will provide all of the information required by Item 1114, if applicable, including the identification of any credit enhancers in the summary section of the prospectus supplement.

Base Prospectus

Payments on the Certificates, page 104

13. We note from page 107 that the related prospectus supplement will specify the method for determining interest rates on floating, adjustable or variable rate securities. Please expand your disclosure to identify all indices on which these interest rates may be based. Alternatively, you may confirm that in any case they will be indices that reflect payments of interest based on debt transactions and not based on a stock or commodities index.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Susan Min at (202) 551-3727. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara Kalin
Branch Chief - Legal

cc: Via Facsimile: (212) 839-5599
    Mr. William Cullen, Esq.
    Sidley Austin LLP
    Telephone: (212) 839-7376